UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Akili, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

00974B107

(CUSIP Number)

Bharatt Chowrira

PureTech Health plc

6 Tide Street, Suite 400

Boston, MA 02210

(617) 482-2333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons PureTech Health plc
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,527,477
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,527,477

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,527,477
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person CO

1	Names of Reporting Persons PureTech Health LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO/WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 12,527,477
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 12,527,477

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,527,477
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.9%
14	Type of Reporting Person OO (Limited Liability Company)

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on August 30, 2022 (as amended, the “Schedule 13D”), relating to common stock, par value $0.0001 per share (the “Common Stock”), of Akili, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

Merger Agreement

On May 29, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Virtual Therapeutics Corporation, a Delaware corporation (“Parent”), and Alpha Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”). The Merger Agreement provides for, among other things: (i) the acquisition of all of the Issuer’s outstanding shares of Common Stock through a cash tender offer (the “Offer”) by Purchaser, for a price per share of the Common Stock of (x) $0.4340 (the “Offer Price”); and (ii) the merger of Purchaser with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Under the Merger Agreement, Parent is required to commence the Offer as promptly as practicable, and in any event no later than June 3, 2024.

As further described in the Form 8-K filed by the Issuer on May 29, 2024 (the “Merger 8-K”), pursuant to the terms of the Merger Agreement, as of immediately prior to the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of Common Stock, (i) each outstanding share of Common Stock of the Issuer, other than any shares of Common Stock held in the treasury of the Issuer or owned, directly or indirectly, by Parent or Purchaser, or by any stockholders of the Issuer who are entitled to and who properly exercise appraisal rights under Delaware law, will be converted into the right to receive the Offer Price. The Merger 8-K also describes the treatment of certain Issuer equity awards at the Effective Time pursuant to the Merger Agreement.

Tender and Support Agreement

In connection with the Issuer’s execution of the Merger Agreement, on May 29, 2024, PureTech Health LLC (“PureTech Health”) and certain other beneficial owners of Common Stock entered into Tender and Support Agreements (the “Tender and Support Agreements”) with Parent and Purchaser. The Tender and Support Agreements provide, among other things, that beneficial owners that are party to the Tender and Support Agreements will tender all of the shares of Common Stock of the Issuer held by them to Purchaser in the Offer, upon the terms and subject to the conditions of the Tender and Support Agreement, and (if applicable) vote all shares of Common Stock in favor of the Merger. By entering into the Tender and Support Agreement, PureTech Health and the other beneficial owners party thereto also agreed to other customary terms and conditions, including certain transfer and voting restrictions, in respect of shares of Common Stock that they beneficially own.

The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information in Item 4 above relating to the Tender and Support Agreement entered into by PureTech Health in connection with the Merger and the transactions contemplated by the Merger Agreement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

6	Form of Tender and Support Agreement, dated May 29, 2024 by and among Virtual Therapeutics Corporation, Alpha Merger Sub, Inc. and PureTech Health LLC (among others) (incorporated by reference to Exhibit 99.1 of Akili, Inc.’s Current Report on Form 8-K filed on May 29, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2024

PureTech Health plc

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	Chief Executive Officer

PureTech Health LLC

By:	/s/ Bharatt Chowrira
Name:	Bharatt Chowrira
Title:	Chief Executive Officer